UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

TRIBUNE PUBLISHING COMPANY
(Name of the Issuer)

Tribune Publishing Company
Tribune Enterprises, LLC
Tribune Merger Sub, Inc.
Alden Global Capital LLC
Alden Global Opportunities Master Fund, L.P.
AGOF Master GP, Ltd.
Alden Global Value Recovery Master Fund, L.P.
AGVRF Master GP, Ltd.
Turnpike Limited
Heath B. Freeman
Randall D. Smith
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
63934E108
(CUSIP Number of Class of Securities)

Terry Jimenez Tribune Publishing Company 560 W. Grand Avenue Chicago, IL 60654
Tribune Enterprises, LLC
Tribune Merger Sub, Inc.
Alden Global Opportunities Master Fund, L.P.
AGOF Master GP, Ltd.
Alden Global Value Recovery Master Fund, L.P.
AGVRF Master GP, Ltd.
Turnpike Limited
Heath Freeman
Alden Global Capital LLC
Randall Smith
c/o Alden Global Capital LLC
777 South Flagler Drive
West Tower, Suite 800
West Palm Beach, FL 33401

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to
Harold Birnbaum Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	David D’Urso Akin Gump Strauss Hauer & Feld One Bryant Park New York, NY 10036

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):
a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a‑1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e‑3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$451,912,310	$49,303.63

*
Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated as the sum of: (A) 36,951,571 shares of common stock less 11,554,306 shares of common stock owned by Parent and its subsidiaries, multiplied by $17.25; (B) 120,000 shares of common stock, which is the total number of shares issuable upon exercise of the Company’s outstanding options, with an exercise price less than $17.25, multiplied by $2.39 (which is the difference between $17.25 and the weighted average exercise price of $14.86 for such options, rounded to the nearest cent); and (C) 783,924 shares of common stock underlying the Company’s restricted stock units, multiplied by $17.25.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act was calculated by multiplying $451,912,310 by 0.00010910.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$49,303.63	Filing Party:	Tribune Publishing Company
Form or Registration No.:	Schedule 14A and Amendment No. 1 thereto	Date Filed:	March 23, 2021 ($49,110.67) and April 14, 2021 ($192.96)

INTRODUCTION

This Amendment No. 2 to Rule 13E-3 Transaction Statement (as amended, this “Transaction Statement”) amends and supersedes Amendment No. 1 to the Rule 13e-3 Transaction Statement originally filed on April 14, 2021, which Transaction Statement, together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Tribune Publishing Company, a Delaware corporation (“Tribune”), the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are the subject of the Rule 13e‑3 transaction; (b) Tribune Enterprises, LLC, a Delaware owned limited liability company (“Parent”); (c) Tribune Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Alden Global Opportunities Master Fund, L.P., a Cayman Islands limited partnership (“AGOMF”); (e) Alden Global Value Recovery Master Fund, L.P, a Cayman Islands limited partnership (“AGVRMF” and, together with AGOMF, the “Alden Funds”); (f) Alden Global Capital LLC, a Delaware limited liability company (“Alden Global Capital” and, together with the Alden Funds, “Alden”); (g) Turnpike Limited, a Cayman Islands exempted company (“Turnpike”); (h) AGOF Master GP, Ltd., a Cayman Islands exempted company (“AGOF”); (i) AGVRF Master GP, Ltd., a Cayman Islands exempted company (“AGVRF”); (j) Heath B. Freeman; and (k) Randall D. Smith. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated February 16, 2021 (the “Merger Agreement”), by and among Tribune, Parent and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Tribune, with Tribune continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

If the Merger is completed, subject to the terms of the Merger Agreement, each outstanding share of Common Stock will automatically be converted into the right to receive an amount in cash equal to $17.25, without interest, other than shares of Common Stock (i) owned by (x) Parent, its subsidiaries and affiliates  and its and their respective directors and officers (collectively, the “Alden Parties”); or (y) Tribune as treasury stock, which shares in clauses (x) and (y) we refer to as “excluded shares”; and (ii) held by stockholders who have not voted in favor of the Merger and properly and validly perfected their statutory rights of appraisal in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”), which shares we refer to as “dissenting shares,” which shares will be canceled without payment of any consideration therefor and will cease to exist. Treatment of outstanding equity plan awards under Tribune’s equity incentive plans is described in greater detail in the Proxy Statement (defined below) under “The Merger Agreement—Treatment of Common Stock and Equity Plan Awards.” Further, following completion of the Merger, the shares of Common Stock will cease to be listed on Nasdaq and registration of the Common Stock under the Exchange Act will be terminated.

The Merger and the Merger Agreement have been approved by the board of directors of Tribune.

Concurrently with the filing of this Transaction Statement, Tribune is filing a definitive proxy statement on Schedule 14A (the “Proxy Statement”) under Section 14(a) of the Exchange Act, with respect to the special meeting of stockholders (the “Special Meeting”), at which the stockholders will be asked to consider and vote on (1) a proposal to adopt and approve the Merger Agreement (the “Merger Proposal”), (2) a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Tribune’s named executive officers in connection with the Merger (the “Merger Compensation Proposal”) and (3) a proposal to approve the adjournment or postponement of the Special Meeting, if necessary, to continue to solicit votes for the Merger Proposal. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. Adoption and approval of the Merger Proposal requires the affirmative vote of (i) at least two-thirds of the shares of Common Stock (other than shares “owned” by Parent or Merger Sub and their “affiliates” and “associates” (as each term is defined in Section 203 of the DGCL)) outstanding and entitled to vote on such matter and (ii) a majority in voting power of the outstanding shares of Common Stock entitled to vote on such matter.

The approval of the Merger Proposal is a condition to the completion of the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address.
Tribune Publishing Company
560 W. Grand Avenue
Chicago, Illinois 60654
(312) 222-9100

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary about the Special Meeting”
“Questions and Answers about the Special Meeting and the Merger”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Common Stock and Dividend Information”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Proposal 1 – Merger Proposal – Parties to the Merger”
“Important Additional Information Regarding the Purchaser Group”
“Where You Can Find More Information”

The name, business address, present principal employment and citizenship of each director and executive officer of Tribune are set forth below. Unless otherwise noted, each director and officer has held his or her present principal employment for the past five years.

As of April 15, 2021, the directors and executive officers of Tribune beneficially owned and were entitled to vote, in the aggregate, 560,038 shares of Common Stock (not including any shares of such Common Stock deliverable upon exercise or conversion of any options, or restricted stock units), representing approximately 1.5% of the outstanding voting power of Common Stock.

During the past five years, none of the directors or officers listed below has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Present Principal Employment	Business Address	Other Material Occupations or Employment in past 5 years and address (if applicable)	Citizenship
Directors
Terry Jimenez	Chief Executive Officer and President of Tribune (since January 2020)	560 W. Grand Avenue Chicago, IL 60654	Executive Vice President and Chief Financial Officer of Tribune (April 2016 to January 2020) 560 W. Grand Avenue Chicago, IL 60654	USA
Carol Crenshaw	Member of the Board of Directors of Tribune (since April 2016)	560 W. Grand Avenue Chicago, IL 60654
Member of the Board of Directors of Northern Illinois University Foundation
Altgeld Hall 135
DeKalb, IL 60115
Chief Financial Officer and Vice President of Finance of The Chicago Community Trust (1983 to September 2018)
225 North Michigan Avenue
Suite 2200
Chicago, IL 60601
USA
Richard Reck	President of Business Strategy Advisors LLC (since 2002)	128 Hillcrest Avenue Hinsdale, IL 60521
Member of the Board of Directors of SilkRoad, Inc.
(since January 2014)
100 S. Wacker Drive
Suite 425
Chicago, IL 60606
Member of the Board of Advisors of Ultra Corporation (since 2012)
939 W. North Avenue
Suite 750
Chicago, IL 60642
Member of the Board of Directors of Advanced Life Sciences Holdings, Inc. (since 2005)
(inactive—no address)
Member of the Board of Directors of Interactive Intelligence Group, Inc. (May 2005 to December 2016)
7601 Interactive Way
Indianapolis, IN 46278
USA
Philip G. Franklin	Chair of the Board of Directors of Tribune (since 2020 and member since August 2014)	560 W. Grand Avenue Chicago, IL 60654
Member of the Board of Directors of TTM Technologies, Inc.
200 East Sandpointe
Suite 400
Santa Ana, CA 92707
Chief Financial Officer of Littelfuse, Inc. (1999 to April 2016)
8755 West Higgins Road
Suite 500
Chicago, IL 60631
USA

Christopher Minnetian	President of Smith Management LLC (since 2014)	885 Third Avenue, 34th Floor New York, NY 10022	Member of the Board of Directors of MNG Enterprises, Inc. 101 W. Colfax Avenue Suite 1100 Denver, CO 80202	USA
Dana Needleman	President of The Cogent Group LLC (since 2009)	One Grand Central Place, 46th Floor New York, NY 10165	Member of the Board of Directors of Fred’s Inc. (since September 2019) 4300 Getwell Road Memphis, TN 38118	USA
Randall D. Smith	Founder of Alden Global Capital (since 2007)	885 Third Avenue, 34th Floor New York, NY 10022	N/A	USA
Executive Officers
Terry Jimenez	President and Chief Executive Officer of Tribune (since January 2020)	560 W. Grand Avenue Chicago, IL 60654	Executive Vice President and Chief Financial Officer of Tribune (April 2016 to January 2020) 560 W. Grand Avenue Chicago, IL 60654	USA
Mike Lavey	Interim Chief Financial Officer, Controller and Chief Accounting Officer of Tribune (since February 2020)	560 W. Grand Avenue Chicago, IL 60654	Controller and Chief Accounting Officer of Tribune (May 2018 to February 2020), Senior Vice President, Corporate Controller (May 2015 to May 2018) 560 W. Grand Avenue Chicago, IL 60654	USA

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“Summary about the Special Meeting – Vote Required”
“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“The Merger – Merger Consideration”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”
“The Merger – Opinion of Lazard Frères & Co.”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger – Material U.S. Federal Income Tax Consequences of the Merger”
“The Merger Agreement – Treatment of Common Stock and Equity Plan Awards”
“Annex A: Agreement and Plan of Merger”
“Annex B: Opinion of Lazard Frères & Co”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“The Merger – Merger Consideration”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger Agreement – Treatment of Common Stock and Equity Plan Awards”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal – Appraisal Rights”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting – Rights of Stockholders Who Seek Appraisal”
“Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Transactions between the Company and the Purchaser Group”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“Special Factors – Fees and Expenses”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”
“Transactions between the Company and the Purchaser Group”
“Annex A: Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“Special Factors – Fees and Expenses”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”
“Transactions between the Company and the Purchaser Group”
“Annex A: Agreement and Plan of Merger”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors – Plans for the Company after the Merger”
“The Merger – Merger Consideration”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger Agreement – Treatment of Common Stock and Equity Plan Awards”

(c)(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“Special Factors – Fees and Expenses”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger Agreement”
“Delisting and Deregistration of Common Stock”
“Annex A: Agreement and Plan of Merger”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“The Merger – Background of the Merger”
“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“The Merger – Background of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“The Merger – Background of the Merger”
“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors – Purposes and Reasons of the Purchaser Group for the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”
“The Merger – Merger Consideration”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger - Material U.S. Federal Income Tax Consequences of the Merger”
“The Merger Agreement – Treatment of Common Stock and Equity Plan Awards”
“Appraisal Rights”
“Annex A: Agreement and Plan of Merger”

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”
“The Merger – Opinion of Lazard Frères & Co.”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“Annex B: Opinion of Lazard Frères & Co.”

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated December 22, 2020 is attached hereto as Exhibit (c)(1) and is incorporated by reference herein.

The Valuation Analysis of Lazard Frères & Co. presented to the Board of Directors of Tribune Publishing Company dated December 30, 2020 is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated January 14, 2021 is attached hereto as Exhibit (c)(3) and is incorporated by reference herein.

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 5, 2021 is attached hereto as Exhibit (c)(4) and is incorporated by reference herein.

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 11, 2021 is attached hereto as Exhibit (c)(5) and is incorporated by reference herein.

The Valuation Analysis of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 15, 2021 is attached hereto as Exhibit (c)(6) and is incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“Summary about the Special Meeting – Vote Required”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“The Merger – Background of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”

(f) Other Offers.

“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Special Committee and Board”
“The Merger – Opinion of Lazard Frères & Co.”
“The Merger –Summary of Lazard Financial Analyses”
“The Merger – Certain Company Forecasts”
“Annex B: Opinion of Lazard Frères & Co.”

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated December 22, 2020 is attached hereto as Exhibit (c)(1) and is incorporated by reference herein.

The Valuation Analysis of Lazard Frères & Co. presented to the Board of Directors of Tribune Publishing Company dated December 30, 2020 is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated January 14, 2021 is attached hereto as Exhibit (c)(3) and is incorporated by reference herein.

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 5, 2021 is attached hereto as Exhibit (c)(4) and is incorporated by reference herein.

The Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 11, 2021 is attached hereto as Exhibit (c)(5) and is incorporated by reference herein.

The Valuation Analysis of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 15, 2021 is attached hereto as Exhibit (c)(6) and is incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Tribune during its regular business hours by any interested holder of Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Tribune at the email address provided under the caption “Where You Can Find More Information” in the Proxy Statement, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“The Merger – Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Special Factors – Fees and Expenses”

(d) Borrowed Funds. None.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners, Directors, and Management”
“Important Additional Information Regarding the Purchaser Group”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Transactions in Common Stock”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary about the Special Meeting – Vote Required”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors –Purposes and Reasons of the Purchaser Group for the Merger”
“The Merger Agreement – Parent Voting Agreement”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“The Merger – Background of the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary about the Special Meeting – Vote Required”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors –Purposes and Reasons of the Purchaser Group for the Merger”
“The Merger Agreement – Parent Voting Agreement”
“Special Factors – Position of the Purchaser Group as to the Fairness of the Merger”
“The Merger – Background of the Merger”

ITEM 13. FINANCIAL STATEMENTS

(a) Financial Statements. The audited financial statements set forth in Tribune’s Annual Report on Form 10-K for the year ended December 27, 2020 are incorporated by reference herein. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting – Solicitation of Proxies; Payment of Solicitation Expenses”

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 2 – Merger Compensation Proposal – Golden Parachute Compensation”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Tribune Publishing Company (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement by Tribune Publishing Company with the SEC)

(a)(2)	Opinion of Lazard Frères & Co. to the Special Committee and Board of Directors of Tribune Publishing Company dated February 16, 2021 (incorporated by reference to Annex B of the Proxy Statement)

(a)(3)	Letter to Tribune Publishing Company Stockholders (incorporated by reference to the Proxy Statement)

(a)(4)	Notice of Special Meeting of Stockholders (incorporated by reference to the Proxy Statement)

(a)(5)	Form of Proxy Card (incorporated by reference to the Proxy Statement)

(a)(6)
Joint Press Release of Tribune Publishing Company, dated February 16, 2021 (filed as Exhibit 99.1 to Tribune Publishing Company’s Current Report on Form 8-K, filed February 17, 2021 and incorporated by reference)

(a)(7)	Press Release of Tribune Publishing Company, dated April 5, 2021 (filed as Exhibit 99.1 to Tribune Publishing Company’s Current Report on Form 8-K, filed April 5, 2021 and incorporated by reference)

(a)(8)	Annual Report on Form 10-K for the fiscal year ended December 27, 2020 (filed with the SEC on March 8, 2021 and incorporated herein by reference)

(a)(9)	Tribune Publishing Company’s Current Report on Form 8-K filed on December 31, 2020 (incorporated by reference to the Proxy Statement)

(a)(10)	Tribune Publishing Company’s Current Report on Form 8-K filed on February 17, 2021 (incorporated by reference to the Proxy Statement)

(a)(11)	Tribune Publishing Company’s Current Report on Form 8-K filed on March 4, 2021 (incorporated by reference to the Proxy Statement)

(a)(12)	Press Release of Tribune Publishing Company, dated April 19, 2021 (filed as Exhibit 99.1 to Tribune Publishing Company's Current Report on Form 8-K, filed April 19, 2021 and incorporated by reference)

(c)(1)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated December 22, 2020

(c)(2)*	Valuation Analysis of Lazard Frères & Co. presented to the Board of Directors of Tribune Publishing Company dated December 30, 2020

(c)(3)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated January 14, 2021

(c)(4)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 5, 2021

(c)(5)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 11, 2021**

(c)(6)*	Valuation Analysis of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 15, 2021**

(d)(1)
Agreement and Plan of Merger, dated as of February 16, 2021, by and among Tribune Publishing Company, Tribune Enterprises, LLC and Tribune Merger Sub, Inc. (incorporated by reference to Annex A of the Proxy Statement)

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Proxy Statement)

*	Previously filed on March 23, 2021 as an exhibit to the Schedule 13E-3.

**	Such materials were distributed to the Special Committee the following day and reflect certain immaterial updates.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 20, 2021

Tribune Publishing Company

By:	/s/ Terry Jimenez
Name:	Terry Jimenez
Title:	Chief Executive Officer

Tribune Enterprises, LLC

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Tribune Merger Sub, Inc.

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Alden Global Opportunities Master Fund, L.P.
By:	Alden Global Capital LLC, its investment advisor

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Alden Global Value Recovery Master Fund, L.P.
By:	Alden Global Capital LLC, its investment advisor

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Turnpike Limited
By:	Alden Global Capital LLC, its investment advisor

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Heath Freeman

/s/ Heath Freeman
Heath Freeman

AGVRF Master GP, Ltd.

By:	/s/ Philip Dickie
Name:	Philip Dickie
Title:	Director

AGOF Master GP, Ltd.

By:	/s/ Philip Dickie
Name:	Philip Dickie
Title:	Director

Randall D. Smith

/s/ Randall D. Smith
Randall D. Smith